INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

February 27, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Class I Shares for the Zacks Small-Cap Core Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 5, 2014, regarding Post-Effective Amendment No. 441 to the Registrant’s Form N-1A registration statement with respect to the new Class I shares of the Fund, a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 474 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Zacks Investment Management, Inc. (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

2. Confirm whether “other expenses” in the Fees and Expenses Table includes dividends and interest expense on short sales.

Response: The Registrant confirms that for the fiscal year ending November 30, 2013, the Fund did not incur any dividend and interest expense on short sales.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

MANAGEMENT OF THE FUND

Distribution Agreement

3.  Item 25a-3 of Form N-1A requires disclosure of the dollar amount of the underwriting commission and the amount retained by the principal underwriter for the Fund’s last three years.

Response:  Underwriting commission is paid on load shares (e.g., Class A shares).  The Fund’s original class of shares does not have a sales load or commission.  Class I shares of the Fund will not have sales load or commissions, as well.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary